FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  October 1,2002

                             INTERNATIONAL POWER PLC
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes.............No......X.......

                 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




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                             International Power plc



This announcement replaces the director shareholding announcement released today at 11.39am under RNS number 9015B. The number of options granted to Philip Cox should have read "18,250", and the exercise period for Mr Cox's options should have read "24.12.2007 to 24.06.2008". All other details remain unchanged. The full amended text appears below.



This is to advise that on 1 October 2002, the following options over Ordinary shares in International Power plc (the "Company") were granted to the following directors of the Company pursuant to the Rules of the International Power SAYE
Plan:




Director       Option  Price       No. of Shares        Exercise period

                (per share)





Peter Giller        90p              18,250          24.12.2007 to 24.06.2008


David Crane         90p              18,250          24.12.2007 to 24.06.2008


Philip Cox          90p              18,250          24.12.2007 to 24.06.2008





Following the grant of the above options, the options listed below and which were granted to the executive directors pursuant to the rules of the SAYE Plan on the 18 April 2001 have lapsed.



Peter Giller       188p                8,976         24.05.2006 to 24.11.2006


David Crane        188p                8,976         24.05.2006 to 24.11.2006


Philip Cox         188p                8,976         24.05.2006 to 24.11.2006





Stephen Ramsay


Company Secretary





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                                                INTERNATIONAL POWER PLC
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary





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